September 26, 2022

VIA EDGAR CORRESPONDENCE

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ProShares Trust II Pool ID #57119

ProShares UltraShort Bloomberg Crude Oil Pool ID #44235

ProShares Ultra Bloomberg Crude Oil Pool ID #44239

ProShares Ultra Gold Pool ID #44241

ProShares Ultra Silver Pool ID #44242

We are writing to respond to the comments contained in your letter to us dated September 20, 2022, relating to Pre-Effective Amendment No. 1 to Post-Effective Amendment No. 1 to the Form S-3 for the above referenced commodity pools (the “Pools”), which was filed with the Securities and Exchange Commission on September 9, 2022.

For ease of reference, your comments have been restated before our response. Capitalized terms not otherwise defined have the same meanings as those in the Post-Effective Amendment.

1.

Comment: Refer to Comment 1 [from the Staff’s July 8, 2022 letter] and your response and revised disclosures. Please further revise to highlight, as disclosed in your corresponding risk factor, that gold and silver futures are in contango and crude oil futures are in backwardation and quantify Russia’s share of the export market and pricing changes such as those disclosed in the risk factor that Brent crude oil prices increased 55% to a ten-year in the first quarter of 2022 and are expected to remain 42% higher through 2022 compared to 2021 levels, and the price of the May 2022 crude oil futures increased 10.3%. Please also list the related risk factor in your Risk Factor Summary.

Response:    The Trust has revised the prospectus disclosure in response to your the Staff’s comment. These revisions supersede / replace certain previous disclosure.

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We hope that these responses and the revised disclosure adequately address your comments. If you have any further comments or questions, please contact me as soon as practicable. Thank you for your time and attention to this filing.

Very truly yours,

/s/ Robert Borzone

Senior Director, Counsel

ProShare Capital Management LLC